Exhibit 99.1

Part I. Item 1.                Business

Introductory Note

Note: The information contained in this Item has been updated for the changes to our reportable segments discussed in the Notes to the Financial Statements. This Item has not been updated for any other changes since the filing of the 2014 Annual Report on Form 10-K (“2014 Form 10-K”). For developments subsequent to the filing of the 2014 Form 10-K, refer to our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

Segments

As a result of changes instituted by our chief operating decision maker in 2015, including the type of financial information being reviewed on a regular basis and the way in which resource allocation decisions are made, we began to disclose three reportable segments during 2015: Disbursements, Payments and Data Analytics. Each of the reportable segments are organized according to the type of service that each offers to our target markets – higher education institutions and their students. Each of our reportable segments is also an operating segment and a reporting unit.  The Disbursements segment includes our Refund Management® disbursement service, which is offered to higher education institution clients, and the OneAccount, an FDIC-insured online checking account that is offered to students, as well as faculty, staff and alumni. The Payments segment includes our CASHNet® payment processing suite and our Campus Solutions suite, both of which enable higher education institutions to accept online payments, automate certain billing and processing functions and offer tuition payment plans.  The Data Analytics segment offers our Campus Labs analytics solutions suite for assessment in higher education, which combine data collection, reporting, organization and campus-wide integration.